UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02007156

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42036

FEB 27 2002
340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GAM SERVICES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin J Blanchfield (212)407-4600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



EC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin J Blanchfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GAM SERVICES INC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

SUSAN SORRENTINO CARABELLO
Notary Public, State of New York
No. 01CA6020933
Qualified in New York County
Commission Expires March 8, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAM Services Inc. and Subsidiary

Consolidated Statement of Financial Condition

Year ended December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
GAM Services Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of GAM Services, Inc. and Subsidiary (the "Company") for the year ended December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of GAM Services Inc. and Subsidiary at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 8, 2002

GAM Services Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 2,423,256
Distribution fees receivable	318,861
Due from Parent	271,284
Prepaid expenses	108,728
Property and equipment, net	4,130
Other assets	138,871
	$ 3,265,130
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 509,610
Stockholder's equity:	
Common stock, par value $1 per share; 3,000 authorized shares; issued and outstanding 100 shares	100
Additional paid-in capital	259,563
Retained earnings	2,495,857
	2,755,520
	$ 3,265,130

See notes to consolidated statement of financial condition.

GAM Services Inc. and Subsidiary

Notes to Consolidated Statement of Financial Condition

December 31, 2001

1. Organization

GAM Services Inc. (the "Company"), a Delaware corporation, was organized on October 3, 1989. The Company is a wholly owned subsidiary of Global Asset Management (USA) Inc. (the "Parent") and serves as distributor for GAM Funds, Inc (the "Funds"). On December 17, 1999, GAM Admin B.V., the parent of the Parent, was acquired by UBS AG.

The Company owns all of the outstanding common stock of GAM Funding Inc. ("GAM Funding"). GAM Funding, a Delaware Corporation, commenced operations in May 1998.

All intercompany balances have been eliminated in consolidation.

2. Significant Accounting Policies

The Company considers money market funds with maturities at acquisition of less than three months to be cash equivalents.

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. Revenue Recognition

Pursuant to distribution agreements, the Company acts as principal underwriter for the Funds. The Company may bear the fees payable to Securities Dealers and Shareholder Service Agents ("Dealers") for which it has entered into dealer and shareholder service agreements.

For providing such services and payments the Company receives distribution fees. The Company receives distribution fees at an annual rate of up to .30%, 1% and .50% of each applicable Fund's daily net assets attributable to Class A, C and D shares, respectively. A substantial amount of these fees are used to make payments to Dealers. Distribution fees earned on Class B shares are financed by GAM Funding to an unrelated third party.

Commissions and underwriting fees earned are recorded on a trade-date basis.

4. Income Taxes

The Company will be included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its income taxes on a stand alone basis.

On a separate company basis, the Company generated a federal, state and local net operating loss for the year ended December 31, 2001, which will be utilized under the Company's tax sharing agreement to offset taxable income of the Parent and its subsidiaries for federal, state and local tax purposes. The Company has recorded in intercompany receivable from the Parent of $271,284 due to the Parent's full utilization of the Company's net operating losses on prior year returns.

The Company has also recorded a net deferred tax asset of $31,143, primarily due to the difference between book and tax depreciation, which is included in "Other assets" on the consolidated statement of financial condition.

The difference between the statutory rate and the Company's effective tax rate is due to state and city taxes.

5. Fixed Assets

Furniture, fixtures, office and computer equipment and leasehold improvements are carried at cost. Depreciation of furniture, fixtures, office and computer equipment is computed by the straight-line method, using estimated useful lives of three and four years. Leasehold improvements are amortized over the shorter of the economic life or the term of the lease.

Property and equipment at December 31, 2001 is as follows:

Office equipment	$ 144,253
Furniture and fixtures	7,256
	151,509
Accumulated depreciation	147,379
	$ 4,130

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which require the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $2,032,212, which was $1,998,238 in excess of its required minimum net capital.

7. Concentration of Credit Risk

Substantially all of the Company's cash and cash equivalents are on deposit with two major financial institutions.

8. Related Party Transaction

The Company shares office space, personnel and other common administrative expenses with its Parent. Administrative expenses are allocated to the Parent and the Company as determined by the Board of Directors of the Parent.